Exhibit 99.1

Hydrogenics Corporation

2017 Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein.

Daryl C. F. Wilson	Robert Motz
President and Chief Executive Officer	Chief Financial Officer

March 7, 2018

Mississauga, Ontario

2017 Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company?s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company's assets; and

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that as at December 31, 2017, the Corporation’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

Daryl C. F. Wilson	Robert Motz
President and Chief Executive Officer	Chief Financial Officer

March 7, 2018

Mississauga, Ontario

2017 Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of Hydrogenics Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2017 Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 7, 2018

We have served as the Company's auditor since 1999.

2017 Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

		December 31,	December 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents	6	$21,511	$10,338
Restricted cash	6	435	405
Trade and other receivables	7	14,292	9,802
Inventories	8	15,164	17,208
Prepaid expenses		978	918
		52,380	38,671
Non-current assets
Restricted cash	6	468	535
Non-current receivables	7	645	–
Investment in joint ventures	9	2,797	1,750
Property, plant and equipment	10	3,874	4,095
Intangible assets	11	180	203
Goodwill	12	4,569	4,019
		12,533	10,602
Total assets		$64,913	$49,273

Liabilities
Current liabilities
Operating borrowings	16	$1,200	$2,111
Trade and other payables	13	9,736	7,235
Financial liabilities	14	4,913	3,939
Warranty provisions	15	1,174	1,221
Deferred revenue		12,734	10,788
		29,757	25,294
Non-current liabilities
Other non-current liabilities	17	8,516	9,262
Non-current warranty provisions	15	921	841
Non-current deferred revenue		2,223	3,494
		11,660	13,597
Total liabilities		41,417	38,891

Share capital	18	387,746	365,923
Contributed surplus		19,885	19,255
Accumulated other comprehensive loss		(1,822)	(3,623)
Deficit		(382,313)	(371,173)
Total equity		23,496	10,382
Total equity and liabilities		$64,913	$49,273

Guarantees and Contingencies (notes 16 and 28)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

		Years ended
		December 31,
	Note	2017	2016

Revenues		$48,052	$28,990
Cost of sales		36,632	22,995
Gross profit		11,420	5,995

Operating expenses
Selling, general and administrative expenses	20	13,742	10,825
Research and product development expenses	21	6,376	3,576
		20,118	14,401

Loss from operations		(8,698)	(8,406)

Finance income (loss)
Interest expense, net		(1,812)	(1,762)
Foreign currency gains (losses), net(1)		635	(268)
Loss from joint ventures	9	(334)	(156)
Other finance gains (losses), net	25	(931)	735
Finance income (loss), net		(2,442)	(1,451)

Loss before income taxes		(11,140)	(9,857)
Income tax expense	26	–	–
Net loss for the period		(11,140)	(9,857)

Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial liability		98	(101)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations		1,703	(298)
Comprehensive loss for the period		$(9,339)	$(10,256)

Net loss per share
Basic and diluted	27	$(0.80)	$(0.79)

Weighted average number of common shares outstanding	27	13,947,636	12,542,950

(1)	For the year ended December 31, 2017, a gain of $224 relates to foreign exchange on borrowings. For the year ended December 31, 2016, a loss of $98 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

					Accumulated
					other
	Common shares		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	–	–	–	(9,857)	–	(9,857)
Other comprehensive loss	–	–	–	–	(399)	(399)
Total comprehensive loss	–	–	–	(9,857)	(399)	(10,256)
Issuance of common shares on vesting of performance share units (note 19)	4,203	99	(99)	–	–	–
Stock-based compensation expense (note 19)	–	–	390	–	–	390
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Net loss	–	–	–	(11,140)	–	(11,140)
Other comprehensive loss	–	–	–	–	1,801	1,801
Total comprehensive loss	–	–	–	(11,140)	1,801	(9,339)
Adjustment for partial shares on share consolidation	(1)	–	–	–	–	–
Issuance of common shares (note 18)	2,682,742	19,725	–	–	–	19,725
Warrants exercised (note 14)	200,575	1,966	–	–	–	1,966
Issuance of common shares on exercise of stock options (note 19)	4,400	36	(16)	–	–	20
Issuance of common shares on vesting of performance share units (note 19)	4,203	96	(96)	–	–	–
Stock-based compensation expense (note 19)	–	–	742	–	–	742
Balance at December 31, 2017	15,436,879	$387,746	$19,885	$(382,313)	$(1,822)	$23,496

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($1,779) as of December 31, 2017 (2016 – ($3,482)), and loss on re-measurement of actuarial liability of ($43) as of December 31, 2017 (2016 – $141)

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of US dollars)

		Years ended
		December 31,
	Note	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period		$(11,140)	$(9,857)
Decrease in restricted cash		134	542
Items not affecting cash
Loss on disposal of assets		131	5
Amortization and depreciation		672	751
Warrants	14, 25	675	(760)
Unrealized foreign exchange losses		483	146
Unrealized loss on joint ventures	9	334	156
Accreted interest and amortization of deferred financing fees	17	2,075	1,086
Stock-based compensation	19	742	390
Stock-based compensation – DSUs	19	950	(290)
Net change in non-cash operating assets and liabilities	30	162	(5,382)
Cash used in operating activities		(4,782)	(13,213)

Investing activities
Investment in joint venture - Enbridge	9	(93)	–
Purchase of property, plant and equipment	10	(3,920)	(2,955)
Receipt of government funding		1,792	1,201
Proceeds from disposals of property, plant and equipment	10	1,035	–
Purchase of intangible assets	11	(25)	(48)
Cash provided by (used in) investing activities		(1,211)	(1,802)

Financing activities
Common shares issued and stock options exercised, net of issuance costs	18, 19	19,745	–
Principal repayment of long-term debt	17	(1,654)	–
Exercise of warrants	14	1,374	–
Interest payment		(1,259)	(155)
Proceeds (repayment) of operating borrowings	16	(873)	1,072
Repayment of repayable government contributions	17	(171)	(218)
Repayment of long-term debt – institutional		–	(7,500)
Proceeds of borrowings, net of transaction costs	17	–	8,714
Cash provided by financing activities		17,162	1,913

Increase (decrease) in cash and cash equivalents during the period		11,169	(13,102)
Cash and cash equivalents – Beginning of period		10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held		4	42
Cash and cash equivalents – End of period		$21,511	$10,338

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 9

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 1 – Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 – Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas having estimation uncertainty include revenue recognition and contract accounting, warranty provisions and goodwill impairment.

On March 7, 2018, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 – Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company is exposed or has rights to variable returns from the Company’s involvement, and has the ability to affect those returns through the Company’s power over the subsidiary. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures

Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (“OCI”), subsequent to the date of acquisition.

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

2017 Consolidated Financial Statements	Page 10

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company’s subsidiaries located in Belgium and Germany are the euro, which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of these subsidiaries are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting foreign exchange changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)	Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

2017 Consolidated Financial Statements	Page 11

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

(ii)	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months (or within the normal operating cycle of the business if longer) of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)	Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains or losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments, including hedge accounting. The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(v)	Cash flow hedges. When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

2017 Consolidated Financial Statements	Page 12

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If the carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% – 30% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

2017 Consolidated Financial Statements	Page 13

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Impairment

i)	Financial assets. At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

ii)	Long-lived assets. Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment.

For the long-lived asset impairment test, the recoverable value is the higher of an asset or CGU’s fair value less costs of disposal and value in use. An impairment loss is recognized for the value by which the asset or CGU’s carrying value exceeds its recoverable value.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Corporation has two segments which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

2017 Consolidated Financial Statements	Page 14

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company has issued warrants which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the Company will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Capitalized costs are amortized over their estimated useful lives.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities, net of discounts and returns.

2017 Consolidated Financial Statements	Page 15

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns.

Historical experience is used to estimate and provide for discounts and returns.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised. These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service includes direct labour and additional direct and indirect expenses.

2017 Consolidated Financial Statements	Page 16

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company has a post-retirement benefit obligation with respect to the Belgium subsidiary related to a defined contribution plan. Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan. The Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates. Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income.

Stock-based compensation

The Company’s stock-based compensation plans are summarized below:

(i)	Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and annually thereafter over three more years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus.

(ii)	Restricted share units (“RSU”)

The Company grants RSUs to certain employees. The RSUs will be settled in the Company’s shares. The cost of the Company’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

(iii)	Deferred share units (“DSU”)

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within financial liabilities, for the fair value of the vested DSUs.

2017 Consolidated Financial Statements	Page 17

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

(iv)	Performance share units (“PSU”)

The Company has granted PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

2017 Consolidated Financial Statements	Page 18

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 4 – Significant Accounting Judgments and Estimation Uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition and contract accounting, warranty provisions, goodwill impairment and going concern.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warranty provision, management considers historical field data, projected claims experience, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

(iii)	Goodwill impairment testing

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amount of the OnSite Generation cash-generating unit has been determined based on an estimation of fair value less cost to sell (“FVLCS”). In the absence of a binding sales agreement, FVLCS is estimated using an income approach by discounting future cash flows. The estimation of FVLCS requires the use of estimates which are explained in note 12.

2017 Consolidated Financial Statements	Page 19

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Key estimates and assumptions, include management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for the CGU and incremental costs for disposing of the assets. Growth rates assumptions used are based on the Company’s historical growth, internal budget, expectations of future revenue growth as well as industry and expected market trends in the hydrogen refueling, Power-to-Gas and industrial hydrogen market sectors. The Company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC), plus a premium to take into account specific industry, size and company specific risks of the CGU, as the case may be.  The income approach used by management is supplemented by a market based approach whereby the Company assesses the reasonableness of the resulting revenue multiples from the income approach valuation models based on available data from observable active market prices of broadly comparable businesses, data from recent transactions of similar assets within the same industry, when available and the Company’s stock price.

(iv)	Going concern

The assessment of events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this determination management considers all relevant information. See note 32 for Liquidity risk disclosures. Management has determined that there is no going concern uncertainty at December 31, 2017.

Note 5 – Accounting Standards Issued But Not Yet Applied

(i)	IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

(ii)	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Company has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Company has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

2017 Consolidated Financial Statements	Page 20

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. The Company has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount as of the date of adoption, through an adjustment to opening retained earnings.

Financial assets will be classified based on the Company’s business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (“FVOCI”), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The Company has defined its significant business models and has assessed the cash flow characteristics for all financial assets under the scope of IFRS 9. The classification and measurement of financial assets remain largely unchanged under IFRS 9.

IFRS 9 introduces a new impairment model based on expected credit losses which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Company no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Company no financial assets subject to impairment assessment except trade and other receivables which are all less than one year and accordingly the Company has decided to use the provision matrix as a practical expedient as per IFRS 9.B5.5.35.

(iii)	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018 the Company is required to adopt IFRS 15, Revenue from Contracts with Customers. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. The Company plans to adopt IFRS 15 using the full retrospective method.

While the Company has not yet completed the analysis of the quantitative impacts of the adoption of IFRS 15, the Company has to date identified the following main differences as it relates to the business:

a.             Certain contracts for services

The Company provides start-up, commissioning, installation, scheduled or unscheduled maintenance (both with and without parts) and other services such as basic and extended warranty services. These services are sold either on their own in contracts with the customers or bundled together with the sale of equipment to a customer. Certain maintenance contracts also provide customers with a right to discounted spare parts. Currently, the Company accounts for the equipment and services as separate deliverables of bundled sales and allocates consideration between these deliverables using the relative fair value approach. The Company recognizes service revenue by reference to the stage of completion.

Under IFRS 15 material promises within a contract to deliver distinct goods and services will be required to be accounted for as separate performance obligations and the contract transaction price allocated between each obligation based on their relative stand-alone selling prices. Hence, the allocation of the consideration and, consequently, the timing of the amount of revenue recognized in relation to these sales could be affected.

2017 Consolidated Financial Statements	Page 21

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Warranty services - the Company generally provides manufacturer warranties for general repairs to products sold within 12-24 months from the date of sale/commissioning and does not usually provide extended warranties in its contracts with most customers. As such, most existing warranties will be assurance-type warranties under IFRS 15, which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, consistent with its current practice. However, in certain non-standard contracts, the Company does from time to time provide extended warranties that are currently accounted for under IAS 37. Under IFRS 15, such warranties will be accounted for as service-type warranties and, therefore, will be accounted for as separate performance obligations to which the Company will need to allocate a portion of the transaction price.

Installation and start-up & commissioning services - Under IAS 18, the Company applied the revenue recognition criteria to each separately identifiable component of a single transaction. The contracts containing installation and start- up and commissioning services were accounted for as a separate element from the product sale, and the revenue on those services was deferred until the associated work was performed.  Under IFRS 15, in management’s judgment these performance obligations are not distinct and are combined into a single performance obligation where the costs are insignificant in the context of the contract and where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services as a bundle. Thus, all revenue will be recorded when the customer obtains control of the promised goods. Where this is prior to the installation and start-up and commissioning services being performed, the associated costs will be accrued for at the time the sale is recorded.

b.              Contract assets and liabilities

Under IFRS 15 when either party to a contract has performed, the Company will be required to recognize contract assets and contract liabilities, depending on the relationship between the Company’s performance and the customer’s payment. Only when the Company has an unconditional right to the consideration is it separately recorded as a receivable. As a result, the Company may need to classify some receivables as contract assets and deferred consideration as contract liabilities either on the face of the consolidated balance sheet or in the note disclosures.

c.             Costs to obtain a contract

The Company incurs sales agent commissions for obtaining contracts. Currently, these costs are expensed when they are earned or incurred. Under IFRS 15, these incremental costs will be required to be deferred for contracts expected to be delivered after more than one year and expensed as the contract is delivered, where the Company expects to recover those costs. Where there is a retrospective step up in the sales agent commission on a sale as a result of the salesperson reaching a new cumulative sales threshold, the commission will need to be allocated between the contract in question and the preceding contracts in the year that contributed to the agent reaching the threshold; the commission allocated to any contract that has already been recorded as revenue will be expensed while the commission allocated to contract revenues that has not yet been recorded will be capitalized and expensed simultaneously with the related contract revenue.

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,	2017	2016
Cash and cash equivalents	$21,511	$10,338
Restricted cash	435	405
Restricted cash – non-current	468	535
Total	$22,414	$11,278

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2017, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $2,821 (2016 – $2,916), with expiry dates extending to December 2018. See Note 16 – Lines of Credit and Bank Guarantees for additional information.

2017 Consolidated Financial Statements	Page 22

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 7 – Trade and Other Receivables

	December 31,	December 31,
	2017	2016
Trade accounts receivable	$7,222	$2,269
Less: Allowance for doubtful accounts	(943)	(556)
Net trade accounts receivable	6,279	1,713
Accrued receivables	5,830	5,002
Other receivables	2,183	3,087
Total current receivables	$14,292	$9,802
Non-current accrued receivables	645	–
Total trade and other receivables	$14,937	$9,802

Included in accrued receivables is $4,030 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $645 of this amount will not be billed within the next 12 months.

Note 8 – Inventories

	December 31,	December 31,
	2017	2016
Raw materials	$9,708	$9,441
Work-in-progress	4,866	7,537
Finished goods	590	230
Total inventories	$15,164	$17,208

Total inventory in the table above are recorded net of provisions to write them down to net realizable value. At December 31, 2017, the inventory provision was as follows:

	2017	2016
At January 1	$1,332	$1,232
Net increase in the provision	873	649
Writedowns during the period	(691)	(561)
Foreign exchange revaluation	20	12
At December 31,	$1,534	$1,332

Note 9 – Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

2017 Consolidated Financial Statements	Page 23

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

During 2017, the Company sold the joint venture related project assets developed as part of the 2.5MW energy storage facility project for $2,030. Hydrogenics received cash consideration of $1,035 and a 49% equity investment in the newly formed joint venture of $995. A loss on disposal of the transferred assets arose of $146, as the transfer to the joint venture was done at the historical Canadian dollar value. This loss on disposal is adjusted for in the Company’s 49% share of the loss relating to the equity interest received. It is eliminated against the investment in the joint venture and will be amortized over the life of the fixed assets. Of the loss of $146, $35 was capitalized as the cost of the equity investment. Legal costs of $93 were capitalized as they were incurred in the creation of the joint venture.

As at December 31, 2017, the energy storage facility project is in the final stages of commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer. Our target in-service period for the electrolyzer where it will begin operating under an IESO Regulation Services contract is the second quarter of 2018.

	December 31,	December 31,
	2017	2016
Balance January 1,	$–	$–
Equity investment in joint venture	1,123	–
Amortization of deferred loss on disposal	(9)	–
Foreign currency translation	62	–
Investment in Enbridge joint venture	$1,176	$–

Financial information for the joint venture, as presented in the IFRS financial statements of 2562961 Ontario Ltd. follows below.

Summarized balance sheet information of 2562961 Ontario Ltd. is as follows:

	December 31,	December 31,
	2017	2016
Assets
Current assets	$1	$–
Non-current assets	2,228	–
Total assets	$2,229	$–
Liabilities
Total liabilities	–	–
Net assets	$2,229	$–

	2017	2016
Revenue	$–	$–
Gain before income taxes	1	–
Joint venture gain from continuing operations	$1	$–

2017 Consolidated Financial Statements	Page 24

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

	December 31,	December 31,
	2017	2016
Opening net assets of 2562961 Ontario Ltd. (Equity Investment)	$–	$–
Investment in 2562961 Ontario Ltd.	2,030	–
Joint venture gain	1	–
Foreign currency translation	126	–
Closing net assets of 2562961 Ontario Ltd.	$2,157	$–
Unrealized (gains) losses on sales to 2562961 Ontario Ltd.	71	–
Adjusted net assets of 2562961 Ontario Ltd.	2,228	–
Company’s share of net assets at 49%	$1,092	$–
Plus: Capitalization of legal costs	93	–
Less: Amortization of deferred loss on disposal	(9)	–
Company’s share of net assets at 49%	$1,176	$–

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	December 31,	December 31,
	2017	2016
Balance January 1,	$1,750	$1,951
Share in loss of the joint venture	(334)	(156)
Foreign currency translation	205	(45)
Investment in Kolon Hydrogenics joint venture	$1,621	$1,750

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

	December 31,	December 31,
	2017	2016
Assets
Current assets	$20	$714
Non-current assets	5,312	5,026
Total assets	$5,332	$5,740
Liabilities
Current liabilities	$471	$569
Non-current liabilities	1,657	1,703
Total liabilities	2,128	2,272
Net assets	$3,204	$3,468

2017 Consolidated Financial Statements	Page 25

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows:

	2017	2016
Revenue	$252	$1,496
Loss before income taxes	(682)	(232)
Joint venture loss from continuing operations	$(682)	$(241)

The Company’s portion of the joint venture’s loss from continuing operations is 49% of the stated amount.

The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics:

	December 31,	December 31,
	2017	2016
Opening net assets of Kolon Hydrogenics (Equity Investment)	$3,467	$3,801
Joint venture loss	(682)	(241)
Foreign currency translation	419	(93)
Closing net assets of Kolon Hydrogenics	$3,204	$3,467
Unrealized losses on sales to Kolon	104	104
Adjusted net assets of Kolon Hydrogenics	3,308	3,571
Company’s share of net assets at 49%	$1,621	$1,750

Note 10 – Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095
Additions	55	233	91	117	2,003	2,499
Disposals	(11)	–	(2)	–	(2,176)	(2,189)
Depreciation	(104)	(338)	(97)	(76)	–	(615)
Foreign exchange	29	22	30	3	–	84
Net book value December 31, 2017	$183	$1,187	$204	$352	$1,948	$3,874

Total cost	$3,604	$5,648	$558	$1,777	$1,948	$13,535
Total accumulated depreciation	(3,421)	(4,461)	(354)	(1,425)	–	(9,661)
Net book value December 31, 2017	$183	$1,187	$204	$352	$1,948	$3,874

Included in construction in progress is $1,342 (2016 - $1,613) relating to capital costs to be transferred to the joint venture project with Enbridge (note 28).

2017 Consolidated Financial Statements	Page 26

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Depreciation of $397 (2016 – $350) was included in selling, general and administrative expenses, $81 (2016 - $138) in research and product development expenses, and $137 (2016 – $344) in cost of sales.

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049
Additions	39	219	160	151	1,243	1,812
Disposals	–	(5)	–	–	–	(5)
Depreciation	(100)	(343)	(83)	(168)	–	(694)
Foreign exchange	(26)	(28)	(7)	(6)	–	(67)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Total cost	$3,668	$5,056	$459	$1,660	$2,121	$12,964
Total accumulated depreciation	(3,454)	(3,786)	(277)	(1,352)	–	(8,869)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Note 11 – Intangible Assets

Computer software	2017	2016
Net book value December 31,	$203	$215
Additions	25	48
Amortization	(57)	(56)
Foreign exchange	9	(4)
Net book value December 31,	$180	$203

Total cost	$2,043	$2,030
Total accumulated depreciation	(1,863)	(1,827)
Net book value December 31,	$180	$203

Amortization of $57 (2016 – $56) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 12 – Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	2017	2016
At January 1	$4,019	$4,135
Foreign exchange revaluation	550	(116)
At December 31	$4,569	$4,019

The goodwill relates to the Company's OnSite Generation business CGU. The Company performs its annual impairment test as of September 30.

2017 Consolidated Financial Statements	Page 27

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

In estimating the recoverable amount of this CGU, the Company first used an income approach, discounting its future estimated cash flows for Q4 2017 and a five-year forecast period, starting with the approved 2018 budget, and discounted those projected cash flows at a rate of return that reflects the relative risks of achieving those cash flows. To this amount, the Company added the present value of a terminal value, determined by applying a capitalization rate to the expected annual cash flows to be generated beyond the forecast period, and the present value of the tax shield from existing tax loss carryforwards to determine an estimated enterprise value. The resulting enterprise value was then adjusted for redundant assets, interest bearing debt and debt equivalents and estimated costs to sell to determine an estimated fair value less cost to sell.

Discounted cash flows over the forecast period used a five-year revenue compound annual growth rate (CAGR) of 20% and a perpetual growth rate of 2% thereafter.   The five-year revenue CAGR used in the discounted cash flows calculations differs from past experience; management has determined the five-year revenue CAGR based on expectations for future growth in demand for hydrogen generation products in our core markets: industrial hydrogen, Power-to-Gas, and hydrogen refueling, the impact of recently launched and to be launched solutions, as well as its current backlog.  Gross direct margins (excluding indirect overheads) are projected to remain consistent with current levels at 29% throughout the forecast period. Selling, general and administrative expenses and indirect manufacturing overheads are projected to increase at 3% a year after the 2018 budget period and research and development costs (net of grants) are anticipated to remain at current levels. Working capital requirements were estimated to approximate 15% of annual sales throughout the forecast period. Using a weighted cost of capital approach, the Company applied a discount rate of 15.5% to determine the present value of the projected cash flows and then deducted 3% for estimated costs to sell.

The Company supplemented the discounted cash flow analysis by considering transactions multiples over the past five years and current trading multiples for broadly comparable public company businesses with similar operations within the same industry to the resulting sales multiple of the OnSite CGU from the discounted cashflow approach (2.2 times trailing 12 months revenues) which was within the low end of the range due the significantly smaller size of the Company’s operations, and geographical reach relative to some of these public companies comparables.

The sales and operations of the OnSite Generation CGU constitutes approximately 50% of the Company’s current sales and operations, therefore the Company also compared the enterprise value of the OnSite Generation CGU, the Company’s overall market capitalization and the implied valuation of its Power Systems CGU and its respective revenue multiples. The revenue multiple for the Company as a whole was 3.1 times trailing 2 months revenues and the implied revenue multiple for the Power Systems CGU was 3.8 times trailing 12-month revenue. Management believes these multiples are within the low end of the range when compared to multiples of broadly comparable public companies in the hydrogen fuel cell industry.

As the valuation techniques used by the Company require the use of unobservable inputs, the recoverable amount of the Company’s OnSite Generation CGU is classified within Level 3 of the fair value hierarchy.

For the year ended December 31, 2016, the recoverable amount of the OnSite Generation CGU based on fair value less cost to sell was determined using an implied market approach by deducting from the overall market capitalization of the company corporate assets and the estimated value of the smaller Power CGU which was determined based on comparable public company trading multiples for the Power Systems CGU. The resulting valuation produced a revenue multiple of approximately 2 times trailing 12 months revenue. Given the significant growth in the Power Systems business this past year, management considered it would be more appropriate to use a direct valuation approach in the current year as noted above.

No impairment charges arose as a result of the reviews in either 2017 or 2016. Reasonably possible changes in key assumptions in the discounted cash flow approach would not cause the recoverable amount of the OnSite Generation CGU to fall below its carrying value. The recoverable amount would equal its carrying value if a revenue multiple of 0.3 times revenues was assumed.

2017 Consolidated Financial Statements	Page 28

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 13 – Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31,	December 31,
	2017	2016
Trade accounts payable	$4,612	$4,004
Accrued payroll and related compensation	2,645	1,776
Supplier accruals	2,126	1,277
Accrued professional fees	224	150
Other	129	28
Total accounts payable and accrued liabilities	$9,736	$7,235

Note 14 – Financial Liabilities

Financial liabilities are as follows:

	December 31,	December 31,
	2017	2016
Current portion of long-term debt – Export Development Canada (note 17)	$2,470	$2,107
Current portion of long-term debt – Province of Ontario (note 17)	622	893
Current portion of repayable government contributions (note 17)	–	154
Warrants (note 25)	409	325
Deferred share unit liability (note 19)	1,406	456
Current portion of capital lease (note 17)	6	4
Total financial liabilities	$4,913	$3,939

Warrants

On November 4, 2016, concurrent with a new loan agreement with Export Development Canada (“EDC”), the Company issued 200,575 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021. The proceeds of the loan (net of transaction costs) were allocated between the fair value of the warrant liability and the debt. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations and comprehensive loss. These warrants were exercised on December 1, 2017 for proceeds of $1,374.

On May 8, 2015, concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations. On December 16, 2015, as a result of the public offering, the exercise price of the warrants was reduced to US$10.85 per common share.

2017 Consolidated Financial Statements	Page 29

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The fair value of the outstanding warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Warrants

	December 31,	December 31,
	2017	2016
Risk-free interest rate (%)	1.68%	0.74%
Expected volatility (%)	55.3%	60.1%
Expected life in years	0.38	1.4
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company’s share price for the remaining 0.38 years prior to the date of grant, as this is the expected remaining life of the warrants.

Note 15 – Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2017	2016
At January 1,	$2,062	$3,193
Additional provisions	1,192	969
Utilized during the period	(639)	(732)
Unused amounts reversed	(734)	(1,330)
Foreign currency translation	214	(38)
Total warranty provision at December 31,	2,095	2,062
Less current portion	(1,174)	(1,221)
Long-term warranty provision at December 31,	$921	$841

Note 16 – Lines of Credit and Bank Guarantees

At December 31, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000, which renews annually in April upon review. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Also included within the facility, is an available line of credit of €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €8,500 facility, €2,352 or approximately $2,821 was drawn as standby letters of credit and bank guarantees and €1,000 or approximately $1,200 was drawn as an operating line. Of the €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany, nil was drawn as of December 31, 2017. At December 31, 2017, the Company had availability of €3,649 or approximately $4,377 (December 31, 2016 – $4,682) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2017, the Borrower was in compliance with these covenants.

At December 31, 2017, the Company also had a Canadian credit facility of $2,391 with no expiration date for use only as letters of credit and bank guarantees. At December 31, 2017, $nil was drawn as standby letters of credit and bank guarantees. At December 31, 2017, the Company had $2,391 (December 31, 2016 – $2,275) available under this facility for use only as letters of credit and bank guarantees.

2017 Consolidated Financial Statements	Page 30

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 17 – Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31,	December 31,
	2017	2016
Long-term debt – Export Development Canada (i)	$8,344	$8,625
Long-term debt – Province of Ontario (ii)	2,896	3,239
Non-current post-retirement benefit liabilities (iii)	330	377
Repayable government contributions (iv)	–	154
Capital lease	44	25
Total	11,614	12,420
Less current portion of long-term debt – Export Development Canada (note 14)	(2,470)	(2,107)
Less current portion of long-term debt – Province of Ontario (note 14)	(622)	(893)
Less current portion of repayable government contribution (note 14)	–	(154)
Less current portion of capital lease (note 14)	(6)	(4)
Total other non-current liabilities	$8,516	$9,262

(i)	Long-term debt – Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time, subsequent to March 31, 2017.

The amortized cost of this loan at December 31, 2017 was $8,344 (December 31, 2016 – $8,625). Total interest expense for the year ended December 31, 2017 was $1,306 (December 31, 2016 – $199). For the year ended December 31, 2017, accretion of deferred financing fees of $102 has been included in interest expense (December 31, 2016 – $26).

2017 Consolidated Financial Statements	Page 31

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$8,625	$–
Drawdowns during the period	–	9,000
Amount allocated to fair value of warrants (note 14)	–	(333)
Transaction costs (financing fees)	–	(286)
Principal repayments during the period	(750)	–
Interest payments during the period	(1,093)	–
Interest accretion during the period	1,306	199
Revaluation of variable rate long-term debt (note 25)	256	45
At December 31,	$8,344	$8,625

(ii)	Long-term debt – Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.

After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2017.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2017.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$3,239	$2,865
Principal repayment during the period	(888)	–
Interest payment during the period	(181)	(155)
Interest accretion during the period	503	448
Foreign currency translation	223	81
At December 31,	$2,896	$3,239

2017 Consolidated Financial Statements	Page 32

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

(iii)	Post-retirement benefit liabilities

For the years ended December 31, 2017 and 2016, the liability relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$377	$288
Current service and net interest cost	153	143
Employer contributions in the year	(153)	(143)
Re-measurement of actuarial liability	(99)	101
Foreign currency translation	52	(12)
At December 31,	$330	$377

	2017	2016
Plan assets	$1,716	$1,298
Accrued benefit obligation	(2,046)	(1,675)
Net defined benefit obligation	$(330)	$(377)

The Company has estimated the potential additional liabilities as $330 at December 31, 2017, using an actuarial measurement.

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2017 was $nil (2016 – $154), including the current portion of $nil (2016 – $154), which was included in financial liabilities.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$154	$322
Repayments during the period	(171)	(218)
Interest accretion during the period	10	35
Foreign currency translation	7	15
At December 31,	$–	$154

2017 Consolidated Financial Statements	Page 33

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 18 – Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	12,544,960	365,923	12,540,757	$365,824
Adjustment for partial shares on share consolidation	(1)	–	–	–
Issuance of common shares	2,682,742	19,725	–	–
Warrants exercised (note 14)	200,575	1,966	–	–
Issuance of common shares on vesting of performance share units (note 19)	4,203	96	4,203	99
Issuance of common shares on exercise of stock options (note 19)	4,400	36	–	–
At December 31,	15,436,879	387,746	12,544,960	$365,923

Common share issuance

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21,000 or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.

The transaction closed on June 27, 2017 and the Company received net proceeds of $19,725 after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

Note 19 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 240,681 stock options were outstanding at December 31, 2017. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics, on May 11, 2016.

2017 Consolidated Financial Statements	Page 34

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 521,492 have been granted as stock options, 133,184 have been granted as RSUs and 191,366 have been granted as PSUs and were outstanding at December 31, 2017. The Corporation has 156,027 of share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2017.

Stock options

A summary of the Company’s stock option plan is as follows:

	2017		2016
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	C$	shares	C$
Balance at January 1,	628,636	7.97	536,174	$7.97
Granted	141,268	8.56	96,056	10.53
Exercised	(4,400)	6.22	–	–
Forfeited	–	–	(404)	15.48
Expired	(3,331)	29.25	(3,190)	84.25
At December 31,	762,173	7.99	628,636	$7.97

During the year ended December 31, 2017, 4,400 (2016 – nil) stock options were exercised resulting in cash proceeds of $20 (2016 – $nil), an increase in equity of $36 (2016 – $nil) with an offset to contributed surplus of $16 (2016 – $nil).

During the year ended December 31, 2017, 141,268 (2016 – 96,056) stock options were granted with an average fair value of C$4.89 per option (2016 – $10.53). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2017	2016
Risk-free interest rate	1.34%	0.87%
Expected volatility	64.6%	64.9%
Expected life in years	6	6
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2017, related to stock options, was $444 (2016 – $330) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2017 Consolidated Financial Statements	Page 35

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2017:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise Price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise Price C$
March 12, 2008	March 12, 2018	5,025	0.19	14.50	5,025	0.19	$14.50
March 27, 2009	March 27, 2019	5,864	1.23	13.25	5,864	1.23	13.25
April 5, 2010	April 5, 2020	19,887	2.26	4.91	19,887	2.26	4.91
March 31, 2011	March 31, 2021	83,000	3.25	6.96	83,000	3.25	6.96
June 8, 2011	June 8, 2021	126,905	3.44	5.03	126,905	3.44	5.03
May 11, 2012	May 11, 2022	157,871	4.36	6.25	157,871	4.36	6.25
November 19, 2012	November 19, 2022	39,476	4.88	6.60	39,476	4.88	6.60
March 21, 2013	March 21, 2023	30,000	5.22	8.10	30,000	5.22	8.10
March 25, 2015	March 25, 2025	56,821	7.23	16.14	28,411	7.23	16.14
March 31, 2016	March 31, 2026	96,056	8.25	10.53	24,014	8.25	10.53
March 15, 2017	March 15, 2027	141,268	9.20	8.56	–	9.25	8.56
		762,173	5.64	7.99	520,453	4.23	$7.04

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2017	2016
Balance at January 1,	195,569	199,772
Vested – share issuance	(4,203)	(4,203)
At December 31,	191,366	195,569

Stock-based compensation expense for the year ended December 31, 2017, related to PSUs, was $31 (2016 – $130) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2017 Consolidated Financial Statements	Page 36

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

A summary of the Company’s RSU activity is as follows:

	2017	2016
Balance at January 1,	52,483	–
RSUs issued	80,701	52,483
At December 31,	133,184	52,483

Stock-based compensation expense for the year ended December 31, 2017, related to RSUs, was $267 (2016 – $99) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the TSX on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	106,506	$456	83,628	$746
DSU compensation expense	20,277	174	22,878	140
DSU cancellation	(834)	(9)	–	–
DSU fair value adjustments	–	785	–	(430)
At December 31,	125,949	$1,406	106,506	$456

For the year ended December 31, 2017, the Company recognized $165 (2016 – $140) as expense for the issue of new DSUs (net of cancellations) and an expense of $785 (2016 – recovery of $430) for the mark-to-market adjustment on the liability.

The DSU liability at December 31, 2017 of $1,406 (2016 – $456) was included in financial liabilities. DSUs vest immediately on the date of issuance.

2017 Consolidated Financial Statements	Page 37

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Summary of stock-based compensation expense (recovery)

Years ended December 31,	2017	2016
Stock-based compensation expense – stock options	$444	$330
Stock-based compensation expense – PSU	31	130
Stock-based compensation expense – performance share units change in estimate - recovery	–	(169)
Stock-based compensation expense – RSU (equity-settled)	267	99
DSU – new issuance (net of cancellations)	165	140
DSU – mark-to-market adjustment	785	(430)
Total	$1,692	$100

Note 20 – Selling, General and Administrative Expenses

	2017	2016
Salaries and benefits, office administration and other expenses	$11,596	$10,319
Depreciation	397	350
Amortization	57	56
Stock-based compensation (including stock options and PSUs)	475	291
RSUs	267	99
DSUs	950	(290)
Total	$13,742	$10,825

Note 21 – Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2017 and 2016, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,	2017	2016
Research and product development expenses	$8,812	$8,247
Government research and product development funding	(2,436)	(4,671)
Total	$6,376	$3,576

Note 22 – Key Management Compensation

Key management includes the Company’s directors and key executive members.

Year ended December 31,	2017	2016
Salaries and short-term employee benefits	$1,873	$1,936
Stock-based compensation
DSUs	174	140
Stock options	561	444
RSUs	533	418
Total	$3,141	$2,938

2017 Consolidated Financial Statements	Page 38

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 23 – Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and product development expenses.

Year ended December 31,	2017	2016
Raw materials and consumables used	$33,013	$19,682
Employee benefits (note 24)	18,613	15,576
Facilities	2,683	2,643
Professional services	1,220	1,177
Depreciation and amortization	672	727
Shareholder and other corporate communications	479	562
Insurance	504	449
Marketing	499	381
Other	1,503	870
Total	$59,186	$42,067

Note 24 – Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,	2017	2016
Salaries and wages	$15,906	$14,463
Stock-based compensation (including equity-settled RSUs & PSUs), net of change in management estimate	742	390
Medical, dental and insurance	346	330
Pension costs	270	274
Stock-based compensation – DSUs and cash-settled RSUs	950	(290)
Other	399	409
Total	$18,613	$15,576

Note 25 – Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,	2017	2016
Foreign exchange contracts – fair market value adjustment on settled held for trading financial instruments	$–	$20
Revaluation of variable rate long-term debt – Export Development Canada	(256)	(45)
(Loss) gain from change in fair value of outstanding warrants (note 14)	(675)	760
Total	$(931)	$735

Note 26 – Income Taxes

The Corporation had net losses for the periods ended December 31, 2017 and 2016 and income tax expense was $nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

2017 Consolidated Financial Statements	Page 39

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The Company’s computation of income tax expense is as follows:

Year ended December 31,	2017	2016
Loss before income taxes	$(11,140)	$(9,857)
Statutory income tax rate	25%	25%
Income tax recovery at statutory rates	(2,785)	(2,464)
Non-deductible expenses	94	24
Other permanent differences	–	(251)
Tax losses and other temporary differences not recognized	2,729	2,797
Income taxes at different rates in foreign and other provincial jurisdictions	(269)	(261)
Other	231	155
Total	$–	$–

At December 31, 2017, the Company has available income tax loss carry-forwards of $103,452 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended	2017	2016
2023	$–	$130
2024	118	190
2025	244	244
2026	512	512
2027	14	14
2028	1	1
2029	517	517
2030	7,208	7,208
2031	6,432	6,432
2032	5,706	5,706
2033	–	–
2034	4,680	4,680
2035	6,238	6,238
2036	5,411	4,627
2037	4,853	–
No expiry	61,518	50,899
Total	$103,452	$87,398

Components of the Company’s deductible temporary differences and unused tax losses are:

Year ended December 31,	2017	2016
Non-capital losses	$30,984	$26,094
Investment tax credits	1,349	1,654
Scientific research and experimental development	745	1,114
Property, plant and equipment and intellectual property	1,406	1,224
Provisions	131	96
Other	867	163
Total	$35,482	$30,346

No deferred income tax asset has been recognized in respect of the $35,482 of losses and other temporary differences, reflecting the Company’s uncertainty associated with the realization of all deferred income tax assets.

2017 Consolidated Financial Statements	Page 40

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 27 – Net Loss Per Share

The loss per share for the periods ended December 31, 2017 and 2016 was as follows:

	2017	2016
Net loss	$(11,140)	$(9,857)

Weighted average number of common shares outstanding – basic	13,947,636	12,542,950
Dilutive effect of stock options	–	–
Dilutive effect of warrants	–	–
Weighted average number of shares outstanding – diluted	13,947,636	12,542,950
Net loss per share – basic and diluted	$(0.80)	$(0.79)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 28 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2.5MW Power-to-Gas storage unit to the Province of Ontario. Our target in-service period for the IESO Regulation Services contract is the second quarter of 2018. This contract was assigned to the joint venture 2562961 Ontario Ltd. in 2017. The joint venture will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the initial three-year period commencing with commissioning. The Power-to-Gas storage unit is estimated to have a potential 20-year life.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is greater than C$8,000, of which C$4,000 will be funded through the forgivable loan, C$4,000 will be funded 49% by Hydrogenics and 51% by Enbridge, and the remainder will be incurred as required by either Hydrogenics or Enbridge.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

2017 Consolidated Financial Statements	Page 41

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

December 31,
2017

Total cumulative cost of 2MW Power-To-Gas unit	$7,535
Funding received from the IDF	(2,941)
Cumulative costs transferred to the joint venture (Note 10)	(2,030)
Foreign exchange loss on disposal	(146)
Costs recorded as research & product development costs	(1,076)
Costs remaining to be transferred to the joint venture (Note 10)	$1,342

Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above. The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Rental expenses

The Company incurred rental expenses of $1,120 under operating leases in 2017 (2016 – $883). The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows:

For the years ended
2018	$1,164
2019	862
2020	754
2021	580
2022	255
Thereafter	1,048
Total	$4,663

The Company leases various premises, office equipment and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

2017 Consolidated Financial Statements	Page 42

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 29 – Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During 2017, Hydrogenics made purchases of $646 (2016 – $358) from this related company. At December 31, 2017, the Company had an accounts payable balance due to this related party of $8 (2016 – $21).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the year ended December 31, 2017 the Company had sales to the joint venture of $2,030 (2016 – $nil) and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2017, the Company had sales to the joint venture of $nil (2016 – $189), and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – $4) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 30 – Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,	2017	2016
Decrease (increase) in current assets
Trade and other receivables	$(4,911)	$491
Inventories	3,305	(3,251)
Prepaid expenses	(36)	(492)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	1,815	(1,669)
Deferred revenue	(11)	(461)
Total	$162	$(5,382)

Note 31 – Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

2017 Consolidated Financial Statements	Page 43

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Financial information by reportable segment for the years ended December 31, 2017 and 2016 was as follows:

	OnSite	Power	Corporate
Year ended December 31, 2017	Generation	Systems	and Other	Total
Revenues from external customers	$24,973	$23,079	$–	$48,052
Gross profit	3,525	7,895	–	11,420
Selling, general and administrative expenses	3,381	4,437	5,924	13,742
Research and product development expenses	1,275	4,996	105	6,376
Segment income (loss)	(1,131)	(1,538)	(6,029)	(8,698)
Interest expense, net	–	–	(1,812)	(1,812)
Foreign currency losses, net	–	–	635	635
Loss in joint venture	–	–	(334)	(334)
Other finance losses, net	–	–	(931)	(931)
Loss before income taxes	$(1,131)	$(1,538)	$(8,471)	(11,140)

	OnSite	Power	Corporate
Year ended December 31, 2016	Generation	Systems	and Other	Total
Revenues from external customers	$17,510	$11,480	$–	$28,990
Gross profit	3,465	2,530	–	5,995
Selling, general and administrative expenses	2,910	4,579	3,336	10,825
Research and product development expenses	516	2,889	171	3,576
Segment income (loss)	39	(4,938)	(3,507)	(8,406)
Interest expense, net	–	–	(1,762)	(1,762)
Foreign currency losses, net	–	–	(268)	(268)
Loss in joint venture	–	–	(156)	(156)
Other finance losses, net	–	–	735	735
Loss before income taxes	$39	$(4,938)	$(4,958)	$(9,857)

Balance sheet information by reportable segment at December 31, 2017 and 2016 was as follows:

	OnSite	Power	Corporate
At December 31, 2017	Generation	Systems	and Other	Total
Cash and cash equivalents and restricted cash	$6,836	$1,160	$14,418	$22,414
Trade and other receivables	4,936	10,001	–	14,937
Inventories	8,161	7,003	–	15,164
Investment in joint ventures	–	–	2,797	2,797
Property, plant and equipment	329	3,545	–	3,874
Goodwill and intangibles	4,659	6	84	4,749
Other assets	249	553	176	978
Total Assets	$25,170	$22,268	$17,475	$64,913
Current liabilities	$10,968	$14,433	$4,356	$29,757
Non-current liabilities	1,083	4,704	5,873	11,660
Total Liabilities	$12,051	$19,137	$10,229	$41,417

2017 Consolidated Financial Statements	Page 44

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

	OnSite	Power	Corporate
At December 31, 2016	Generation	Systems	and Other	Total
Cash and cash equivalents and restricted cash	$3,629	$180	$7,469	$11,278
Trade and other receivables	3,282	6,520	–	9,802
Inventories	10,214	6,994	–	17,208
Investment in joint venture	–	–	1,750	1,750
Property, plant and equipment	402	3,693	–	4,095
Goodwill and intangibles	4,124	4	94	4,222
Other assets	174	648	96	918
Total Assets	$21,825	$18,039	$9,409	$49,273
Current liabilities	$10,491	$11,682	$3,121	$25,294
Non-current liabilities	1,135	5,944	6,518	13,597
Total Liabilities	$11,626	$17,626	$9,639	$38,891

Property, plant and equipment are located in the following countries:

Year ended December 31,	2017	2016
Canada	$3,371	$3,518
Belgium	329	401
Germany	174	176
Total	$3,874	$4,095

Revenue from external customers by region was as follows:

Year ended December 31,	2017	2016
Asia	$24,120	$6,747
European Union	16,854	14,377
Eastern Europe	2,697	3,906
North America	1,514	2,525
Africa	1,145	358
Middle East	1,037	288
South and Central America	350	693
Oceania and Caribbean	335	96
Total	$48,052	$28,990

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2017	2016
First largest (Power segment)	21%	10%
Second largest (Generation segment)	10%	9%
Third largest (Power segment)	8%	9%
Fourth largest (Generation segment)	7%	8%
All other customers	54%	64%
Total	100%	100%

2017 Consolidated Financial Statements	Page 45

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Note 32 – Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2017.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2017	2016
Cash and cash equivalents	$21,511	$10,338
Restricted cash	435	405
Restricted cash – non-current	468	535
Trade and other receivables	14,937	9,802
Loans and receivables	$37,351	$21,080
Trade and other payables	$9,736	$7,235
Current portion of long-term debt and repayable government contribution	3,092	3,154
DSU liability	1,406	456
Operating borrowings	1,200	2,111
Warrants	409	325
Non-current portion of long-term debt	8,148	8,864
Post-retirement benefit liabilities	330	377
Capital lease	44	25
Other financial liabilities	$24,365	$22,547

2017 Consolidated Financial Statements	Page 46

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2017, the Company had $21,511 (2016 –$10,338) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

The following table details the Company’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

	Due in less	Due in 1-3	Due in 4-5	Due in 6-10
At December 31, 2017	than 1 year	years	years	years
Trade and other payables	$9,736	$–	$–	$–
DSU liability	1,406	–	–	–
Operating borrowings	1,200	–	–	–
Warrants	409	–	–	–
Current portion of long-term debt – Province of Ontario and Export Development Canada	4,653	–	–	–
Repayable government contributions	–	–	–	–
Long-term debt	–	7,243	3,123	–
Total	$17,404	$7,243	$3,123	$–

	Due in less	Due in 1-3	Due in 4-5	Due in 6-10
At December 31, 2016	than 1 year	years	years	years
Trade and other payables	$7,235	$–	$–	$–
DSU liability	290	–	–	–
Operating borrowings	2,111	–	–	–
Warrants	325	–	–	–
Current portion of long-term debt – Province of Ontario and Export Development Canada	3,326	–	–	–
Repayable government contributions	154	–	–	–
Long-term debt	–	7,577	6,394	–
Total	$13,441	$7,577	$6,394	$–

2017 Consolidated Financial Statements	Page 47

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Credit risk

Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2017, the Company’s two largest customers accounted for 31% of revenue (19% at December 31, 2016) and 48% of accounts receivable (2016 – 70%). In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days. The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Company’s trade receivables have a carrying value of $13,052 at December 31, 2017 (2016 – $7,271), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.

The aging of these receivables is as follows:

At December 31,	2017	2016
Not due	77%	88%
Less than 30 days past due	11	4
Less than 60 days past due, more than 30 days past due	1	2
More than 60 days past due	11	6
Total	100%	100%

The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2017	2016
Europe	64%	90%
North America	4	2
Asia	30	4
Rest of world	2	4
Total	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:

	2017	2016
Allowance for doubtful accounts, beginning of year	$556	$127
Bad debt expense	531	816
Reversal of bad debt expense	(39)	(28)
Writeoff of bad debts	(105)	(359)
December 31,	$943	$556

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice.

2017 Consolidated Financial Statements	Page 48

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company’s cash and cash equivalents and restricted cash was $22,414 at December 31, 2017 (2016 –$11,278), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (2016 – 98%) of the Company’s cash and cash equivalents and restricted cash at December 31, 2017 was held by four financial institutions.

The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2017 and 2016 was as follows:

	2017	2016
Canada	65%	66%
Belgium	30	32
Germany	5	2
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries (euros). This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

The Company recognized a net foreign exchange gain of $635 (2016 – a net loss of $268) for the year ended December 31, 2017.

At December 31, 2017, if the Canadian dollar had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $699 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2017, if the euro had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower by $485 or higher by $479 as a result of foreign exchange on the translation of euro denominated balances.

2017 Consolidated Financial Statements	Page 49

Hydrogenics Corporation	Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(in thousands of US dollars, except share and per share amounts)

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company’s borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company’s short-term investments, a 100 basis point increase or decrease would have minimal impact on the Company’s results.

Note 33 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	December 31,	December 31,
	2017	2016
Shareholders’ equity	$23,496	$10,382
Operating borrowings	1,200	2,111
Long-term debt and repayable government contributions	11,284	12,043
Total	35,980	24,536
Less Cash and cash equivalents and restricted cash	22,414	11,278
Total capital employed	$13,566	$13,258

2017 Consolidated Financial Statements	Page 50